UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number: 001-31368

SANOFI-SYNTHÉLABO

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______
Contents: Press Release

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Investor Relations

Sanofi-Synthelabo announces offer for Aventis’s shares

A compelling strategic rationale:
Creating a platform for strong, sustainable
and profitable growth

•	Creating the N°1 pharmaceutical group in Europe, N°3 in the world

•	A large portfolio of high-growth drugs

•	Third largest R&D budget in the industry, with almost 60 projects in late stage development

•	Expected synergies of € 1.6bn per year before tax

•	For 6 Aventis shares, standard entitlement of 5 Sanofi-Synthelabo shares and €69 in cash[1]

•	An attractive premium of 15.2%[5]

•	A transaction expected to be accretive on the adjusted net income from 2004

Paris, France – 26 January 2004 – SANOFI-SYNTHELABO (PARIS: SAN, NYSE: SNY) announced a share and cash offer on AVENTIS’s shares (PARIS: AVE, FRANKFURT: AVE.ETR, NYSE: AVE). The offer documents have been filed in Paris today and will be filed in the coming days in the United States and Germany.

Completion of the transaction will create the N°1 pharmaceutical group in Europe, N°3 in the world, with pro forma 2002 consolidated sales of € 25bn in the core business[2], and a strong direct presence in all major world markets. The headquarters will be in Paris.

The new group will benefit from a large portfolio of high-growth drugs, with 9 products that individually generated annual sales of over €500 million in 2003[3]. It will enjoy firmly established positions in key fast-growth therapeutic fields such as cardiovascular, thrombosis, oncology, diabetes, central nervous system, urology, internal medicine and human vaccines.

The new group will have the third largest R&D budget in the industry, with close to 60 projects in late-stage clinical development (Phases II, III and life cycle management)[4], to drive medium and long-term growth.

Annual synergies are expected to be €1.6bn before tax, with 10% achievable in 2004, 60% in 2005 and 100% from 2006. The integration and restructuring costs are forecast at approximately € 2 bn before tax.

[1]	0.8333 Sanofi-Synthelabo share and €11.50 in cash for 1 Aventis share for standard entitlement; 1.0294 Sanofi-Synthelabo share for 1 Aventis share for all stock election.
[2]	Defined as Sanofi-Synthelabo’s activities combined with Aventis’s prescription drugs and human vaccines, as well as as Aventis’s 50% stake in Merial and its corporate activities.
[3]	Source: IMS sales for the 12 months ended 30 September 2003.
[4]	Source: Sanofi-Synthelabo and Aventis company information and equity research.

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The offer is attractive for Aventis’s shareholders, with a premium of 15.2% based on the average share price over the month ended January 21st, 2004[5], valuing each Aventis share at €60.43 [5].

The transaction is expected to be accretive to adjusted net income[6] per share of the core business[2] from 2004 onwards.

The offer was approved unanimously by the Board of Directors of Sanofi-Synthelabo on January 25, 2004 and is fully supported by Total and L’Oréal, Sanofi-Synthelabo’s principal shareholders.

« This major strategic project will enable us to take advantage of our exceptional complementary businesses to create a market leader with strong, sustainable, profitable growth for the benefit of patients» said Mr Jean-François Dehecq.

« Our goals are:

•	to accelerate expected revenue growth by tailoring our strategy to products and geographic markets

•	to optimize upcoming major product launches through the combined marketing and sales resources of Sanofi-Synthelabo and Aventis

•	to enhance R&D productivity by focusing combined resources on the most promising projects in order to continue providing patients with innovative medicines

•	to improve profitability through a strategy based on rapid growth and an optimized organization

«The combination of Sanofi-Synthelabo and Aventis will create long-term value for all shareholders and will be successful thanks to the dedication of both groups’ employees around a shared future. »

The principal terms of the offer are as follows:

•	a ‘standard entitlement’[1] of 5 Sanofi-Synthelabo shares[7] and €69 in cash for 6 Aventis shares[7],

•	An ‘all stock election’[1]: 35 Sanofi-Synthelabo shares[7] for 34 Aventis shares[7]

•	An ‘all cash election’ : €60.43 for each Aventis[7] share

•	Aventis shareholders can opt for either or a combination of the above, provided that, in aggregate, 81% of the Aventis shares tendered will be exchanged for Sanofi-Synthelabo shares and 19% of the Aventis shares tendered will be exchanged for cash.

[5]	Based on volume weighted average closing share prices during the month ending 21 January 2004.
[6]	Defined on the basis of net income in French GAAP after elimination of consequences of purchase accounting and integration and restructuring costs
[7]	Dividend attached

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The offer is conditional on obtaining over 50% of the issued share capital and the voting rights on a fully diluted basis, as well as expiration or termination of the applicable waiting period under the US Hart-Scott Rodino Act and no order being entered prohibiting the transaction.

A General Meeting of Sanofi-Synthelabo shareholders will be convened to approve the issuance of the new shares to be exchanged for the Aventis shares tendered.

Sanofi-Synthelabo estimates that the offer should be completed during the second quarter of 2004.

Sanofi-Synthélabo is a major global research-based pharmaceutical group with 32,500 employees in more than 100 countries. With sales of €8 billion in 2003, Sanofi-Synthélabo ranks among the world’s top 15 pharmaceutical companies. The company is headquartered in Paris and listed in Paris and in New York. With an R&D portfolio of 55 compounds in development, Sanofi-Synthélabo is focused on a core group of four therapeutic areas: cardiovascular disease and thrombosis; diseases of the central nervous system; internal medicine; and oncology.

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of €17.6 billion, invested €3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France.

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Jean-François Dehecq, Chairman and Chief Executive Officer, of Sanofi-Synthelabo will present the proposed transaction and the terms of the offer:

Time: Monday 26 January 2004 at 10:00 CET – (9:00 GMT)
Place: Pavillon Ledoyen
1 avenue Dutuit
75008 PARIS
Salon Offenbach
(Métro Champs-Elysées Clémenceau)

The meeting will be conducted in French with simultaneous English translation.

The presentation and the Q&A session will be accessible in real time in London:

Time: Monday 26 January 2004 at 9:00 GMT
Place: Merrill Lynch
2, King Edward Street
London EC1A 1HQ

The presentation, but not the Q&A session, will be accessible in real time via the following methods:

Conference call in French + 33 1 72 12 14 65
Conference call in English + 33 1 72 12 37 31

Webcast at: www.sanofi-synthelabo.com

The presentation materials will be available at: www.sanofi-synthelabo.com.

Another information meeting will take place in London :

Time: Monday 26 January 2004 at 17:00 GMT
Place: Merrill Lynch
2, King Edward Street
London EC1A 1HQ

* * * * *

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Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo will file with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

At the appropriate time, Sanofi-Synthélabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the “German Offer”). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthélabo and Aventis, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Sanofi-Synthélabo will file with the SEC. Sanofi-Synthélabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

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* * * * *

IMPORTANT NOTE:

The following document is an English language translation of a French document that describes the terms and conditions of the offer being made by Sanofi-Synthélabo for the shares of Aventis outside the United States of America and Germany, which was filed with Autorité des Marchés Financiers in France. The translation of this document is being provided solely because it was included as part of the French-language version of the press release. This translation is being provided solely for informational purposes but it does not describe the terms of the offer that will be made in the United States or Germany. The French offer cannot be made in the United States or Germany.

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ANNEX

January 26, 2004

INFORMATION NOTICE

MIXED PUBLIC OFFER

As the principal offer, with two subsidiary offers,

a PUBLIC EXCHANGE OFFER

and a PUBLIC CASH OFFER

subject to an aggregate limit of 81% in Sanofi-Synthélabo shares and 19% in cash

for the shares of

Aventis

by

Sanofi-Synthélabo

presented by

BNP Paribas        Merrill Lynch Capital Markets (France) SAS

Terms of the Offer:

For the principal mixed public offer made for the shares of Aventis: 5 newly-issued Sanofi-Synthélabo shares and euros 69.00 for 6 Aventis shares (with dividend rights)

For the subsidiary exchange offer made for the shares of Aventis: 35 newly-issued Sanofi-Synthélabo shares for
34 Aventis shares (with dividend rights)

For the subsidiary cash offer made for the shares of Aventis: 60.43 euros for each Aventis share (with dividend rights)

This information notice related to the public offer described herein, which draft was filed with the AMF on January 26, 2004, is established and distributed in accordance with the provisions of the Règlement n° 2002-04 of the Commission des Opérations de Bourse and its implementing instruction.

This offer and the public distribution of the offer prospectus (note d’information) remain subject to the AMF’s approval.

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1	REASONS FOR THE TRANSACTION

The combination of Sanofi-Synthélabo and Aventis will lead to the creation of Europe’s leading and one of the world’s leading pharmaceutical companies. Sanofi-Synthélabo believes that the enhanced scale, financial strength and research and development resources will allow the new group to serve patients worldwide and to enhance shareholder value in ways that are not likely to be achieved by either Sanofi-Synthélabo or Aventis on a stand-alone basis.

In deciding to make the Offer, the Sanofi-Synthélabo board of directors considered the strategic rationale for combining the two companies, including the following:

•	the increased size and scale of the combined group;

•	the complementary aspects of the existing strengths of Sanofi-Synthélabo and Aventis, which will create significant opportunities for the combined group in the United States and in other fast-growing markets;

•	the quality and complementary nature of the existing product portfolio;

•	the enhanced research and development capabilities and new product pipeline of the combined group which will benefit from a larger number of molecules under development; and

•	the opportunity to realize significant cost savings and other synergies.

Increased scale

Sanofi-Synthélabo believes that the increased scale of the combined company will lead to important benefits, including:

•	an enhanced position in major international markets, in particular in the United States;

•	increased financial strength; and

•	an increased ability to manage the product development risks inherent in the pharmaceutical industry, as a result of the greater diversification of its research portfolio[8].

The following table summarizes some key financial and operational data of the combined companies on a pro forma basis:

[8]	See Sanofi-Synthélabo’s Annual Report filed with the COB on April 23, 2003 under number D03-0513 for further information regarding those risks.

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	Sanofi-		Sanofi-Synthélabo +
	Synthélabo	Aventis[1]	Aventis

2003 Worldwide pharmaceutical sales(2)	€6.9 billion	€14.7 billion	€21.6 billion
IMS Data
World rank among pharmaceutical companies(2)	15th	7th	3rd
2003 Western European pharmaceutical sales(2)	€3.9 billion	€5.9 billion	€9.8 billion
Western European rank among pharmaceutical companies(2)	8th	3rd	1st
2003 North American sales(2)	€1.8 billion	€6.2 billion	€8.0 billion
2003 North American rank among pharmaceutical companies(2)	21st	12th	9th
U.S. sales force(3)	2,049	4,560	6,609
2002 R&D expenditure(4)	€1.2 billion	€3.1 billion	€4.3 billion
Late Stage R&D Projects (Phases II, III and LCM(5))	29	29	58
Worldwide employees (as at December 31, 2002)	32,436	70,735	103,171

(1)	Core business (pharmaceuticals, vaccines, 50% interest in the joint venture Merial with Merck, corporate activities)
(2)	Based on pharmaceutical sales for the last twelve months ended September 30, 2003 for respective region (IMS Health data)
(3)	Scott Levin 1Q 2003
(4)	Pro forma 2002 data for strategic activities
(5)	Life-Cycle Management. The data on the late-stage R&D projects of Aventis are based on the information made public by Aventis and financial analysts research reports

Complementary strengths of Sanofi-Synthélabo and Aventis, leading to significant opportunities for the combined group

Sanofi-Synthélabo considers that the acquisition of Aventis will allow Sanofi-Synthélabo to add the extensive sales and marketing and life cycle management expertise of Aventis to Sanofi-Synthélabo’s recognized research and development expertise and demonstrated capacity to generate sales growth in all major international markets. In particular, Sanofi-Synthélabo will be able to use Aventis’s extensive sales force in the United States to accelerate the sales growth of products already on the market and to launch successfully the new products expected to flow from the combined R&D pipeline of the two groups. Sanofi-Synthélabo also believes Aventis’s direct presence in the Japanese market will further accelerate international sales growth.

Complementary product portfolios

The combined company will have:

•	a large portfolio of fast-growing drugs, with 9 products having individual annual sales in excess of €500 million in 2003[9].

•	significant products in the following five product categories, which are among the seven highest performing product categories in terms of growth[10]:

[9]	Based on IMS sales data for the last twelve months ended September 30, 2003.
[10]	Based on their compound annual growth rates from 1999 to 2002 according to the data published in the 2002 IMS Global Analyzer report.

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•	Cardiovascular/Thrombosis: Plavix®, Aprovel®/Avapro®, Lovenox® and Delix®;

•	Central Nervous System: Stilnox®/ Ambien®;

•	Oncology: Taxotere® and Eloxatin®;

•	Diabetes: Lantus® and Amaryl®; and

•	Urology: Xatral®/ Xatral, OD®/UroXatral®.

•	and a strong position in the area of vaccines.

Enhanced research and development capabilities

The combined company will have:

•	one of the largest research and development budgets in the pharmaceutical industry, totalling over €4 billion in 2002 on a pro forma basis,

•	58 projects in Phase II, Phase III or life-cycle management stages in key therapeutics categories, including cardiovascular/thrombosis, central nervous system, oncology, diabetes, internal medicine and vaccines which Sanofi-Synthélabo believes can provide sustained long-term sales growth for the combined group.

•	significant opportunities to improve the productivity of the research and development function.

Anticipated cost savings and other synergies

Sanofi-Synthélabo believes that combining Sanofi-Synthélabo and Aventis will generate approximately €1,600 million in synergies, on a pre-tax basis, which represents approximately 6.4% of combined pro forma pharmaceutical[11] revenues for 2002, which amounts to
€25 billion. Sanofi-Synthélabo believes these synergies will be realized primarily from the savings in sales and general costs, optimization of research and development expenses and the acceleration of revenue growth of the combined entity.

Sanofi-Synthélabo believes that 10% of the synergies will be achieved during 2004[12], with 60% achieved in 2005 and 100% achieved in 2006. Sanofi-Synthélabo estimates that, in total, the realisation of these synergies will require non-recurring cash restructuring costs of approximately €2 billion pre-tax during the first two years following the completion of the Offers.

Sanofi-Synthélabo believes that the amount and timing of the synergies set forth above are reasonable and is confident of its ability to realize them. However, the amount and nature of such synergies, as well as the timing of their implementation, remain subject to change as Sanofi-Synthélabo obtains additional information regarding Aventis and Sanofi-Synthélabo can give no assurance that these synergies will in fact be achieved in the amounts or the time frame envisaged.

[11]	Including the Aventis vaccines business, the turnover of which amounts to about €1.6 bn.
[12]	Assuming that control of Aventis can be achieved by June 30, 2004.

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Financial impact; Adjusted Net Income

Sanofi-Synthélabo believes that investors’ understanding of its operational performance following the acquisition of Aventis will be enhanced by disclosing the “adjusted net income” for Sanofi-Synthélabo’s combined core business.

Sanofi-Synthélabo defines “core business” as the combination of Sanofi-Synthélabo’s activities and Aventis’s activities in prescription drugs and human vaccines, together with the 50% interest in Merial, its animal health joint venture with Merck & Co., and its corporate activities. The “adjusted net income” is defined as net income as determined under French GAAP (which will include under the equity method Aventis’s 50% interest in the earnings of Merial), excluding the impact of purchase-accounting of the acquisition and of the acquisition costs.

Sanofi-Synthélabo believes that excluding these non-cash charges provides a better view of its economic performance. For the periods ended June 30, 2003 and December 31, 2002, the effects on the combined pro forma net income primarily relate to:

•	the one-time charge for purchased in-process research and development,

•	the charges to cost of goods sold from the workdown of purchased inventory that was written up to fair value,

•	the charges related to the amortization of Aventis’s goodwill, and

•	the charges related to the amortization of Aventis’s definite lived intangible assets.

Sanofi-Synthélabo also intends to exclude the integration and restructuring costs resulting from the acquisition of Aventis from adjusted income, because these integration and restructuring costs are specific to this transaction, notwithstanding that they will occur over several years.

During its meeting on January 25, 2004, the board of directors of Sanofi-Synthélabo unanimously approved the proposed Offer, and the representatives of the two main shareholders, Total and L’Oréal, confirmed their full support of this Offer.

Total and L’Oréal have also indicated to Sanofi-Synthélabo that, pursuant to the shareholders’ agreement by which they are bound, Total and L’Oréal have consulted each other with respect to the offers to their mutual satisfaction.

2	SANOFI-SYNTHELABO’S INTENTIONS

Organisation of the new group Sanofi-Synthélabo

Composition of the corporate bodies

In the event that the Offer is successful, Sanofi-Synthélabo intends to modify the composition of Aventis’s management board and supervisory board in order to reflect the shareholder base of the new company. Sanofi-Synthélabo also intends to propose to the Aventis shareholders the transformation of their company into a société anonyme with a conseil d’administration.

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Reorganizations

In order to facilitate the implementation of the industrial project described above, Sanofi-Synthélabo reserves the right to carry out operational restructuring of the new group. As Sanofi-Synthélabo has only had access to public information regarding Aventis, at this time, Sanofi-Synthélabo has not determined the legal structure of such reorganizations, which will only be finally determined after a thorough study of the Aventis group. The corporate headquarters of the group will be located in Paris. The group will have major operation centers in Germany and the United States, as well as a direct presence in Japan.

Sanofi-Synthélabo also reserves the right to propose, in the future, to merge Aventis into Sanofi-Synthélabo.

It is Sanofi-Synthélabo’s present intention to continue Aventis’s program of divestitures of Aventis’s non-core assets and business.

On the date of filing this Offer, Sanofi-Synthélabo began the process of selling its interests in ARIXTRA® and FRAXIPARINE®.

Finally, under applicable German law, before or after completion of the Offer, Sanofi-Synthélabo may be required to launch a public offer for all the ordinary shares of Hoechst AG not held by Aventis or its subsidiaries.

Labor Matters

In compliance with article L.432-1 of the French Labor Code (Code du travail) a copy of the French Note d’Information for the Offer has been forwarded to the bodies representing the employees of Aventis.

Sanofi-Synthélabo will make itself available to the bodies representing the employees of Aventis who would like to listen to Sanofi-Synthélabo regarding the study and analysis of the present Offer.

Sanofi-Synthélabo has not had access to the necessary information to be able to state in a precise manner its intentions regarding Aventis’s workforce and, in particular, has not had access to precise information regarding the reorganizations contemplated by Aventis.

Within the framework of implementing the industrial project described above, Sanofi-Synthélabo may be led to implement reorganizations of the following functions: research, production, marketing and services; together with combining the existing entities of Sanofi-Synthélabo and Aventis, country by country.

These operations will be implemented after phases of information, dialogue and consultation with the workers’ representative bodies of the affected entities. Sanofi-Synthélabo will implement and support programs, adapted to the circumstances created by these combinations, always taking into consideration and respecting the concerns of all employees and leaving nobody to face an employment question alone.

3	MAIN TERMS OF THE OFFER

The public offering consists of a principal mixed offer (the “Principal Offer”) and a subsidiary public exchange offer and a subsidiary public cash offer (the “Subsidiary Offers”) (the Principal Offer and Subsidiary Offers are referred to collectively as, the

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“Offer”). In aggregate, 81% of the Offer consideration will consist of newly-issued Sanofi-Synthélabo shares and 19% will consist of cash. The main characteristics of the Offer are as follows:

Principal Offer: Sanofi-Synthélabo is offering Aventis shareholders to exchange their Aventis shares in the amount of 5 newly-issued Sanofi-Synthélabo shares and €69.00 euros in cash for 6 Aventis shares (with dividend rights).

Based on the average daily closing price, weighted by volume, for Sanofi-Synthélabo shares on the “Premier Marché” of Euronext Paris during the calendar month ended on January 21, 2004 (the last trading day before the rumors described below), the implied value of the Offer is equal to €60.43, representing a premium of 15.2% over the average daily closing price, weighted by volume, for Aventis shares during the calendar month ended on January 21, 2004.

Subsidiary Offers: To be more responsive to the expectations of Aventis shareholders who may want to have the benefit of a different ratio of Sanofi-Synthélabo shares to cash, subject to the limitation that, in aggregate, 81% of the Aventis shares tendered into the Offer will be exchanged for Sanofi-Synthélabo shares and 19% cash (subject to the Adjustment, defined below), the Principal Offer is coupled, subsidiarily (“à titre subsidiaire”), with a subsidiary public exchange offer and a subsidiary public cash offer:

•	Subsidiary public exchange offer (“Exchange Offer”): subject to the limitation described below, Sanofi-Synthélabo is offering Aventis shareholders to exchange their Aventis shares according to an exchange ratio 35 newly-issued Sanofi-Synthélabo shares for 34 Aventis shares (with dividend rights).

•	Subsidiary public cash offer (“Cash Offer”): subject to the limitation described below, Sanofi-Synthélabo is offering Aventis shareholders to purchase their Aventis shares for 60.43 euros for each Aventis share (with dividend rights).

Aventis Shareholders may tender their Aventis shares (with dividend rights) either into the Principal Offer, or into either or both Subsidiary Offers, or in any combination of the Principal Offer and the Subsidiary Offers.

Based on the average daily closing price, weighted by volume, for Sanofi-Synthélabo shares on the “Premier Marché” of Euronext Paris during the calendar month ended on January 21, 2004 (the last trading day before the rumors), the implied value of the Exchange Offer is equal to €60.45 for each Aventis share.

Rumors concerning a business combination of Sanofi-Synthélabo and Aventis

On January 16, 2004, the markets for Sanofi-Synthélabo shares and Aventis shares experienced significant price movements, driven by rumors of a business combination between the two companies. These movements led each of Sanofi-Synthélabo and Aventis, at the express request of the AMF, to issue press releases in which Sanofi-Synthélabo stated that it was not in any negotiations and Aventis stated that it was not in any discussion.

On January 22 and January 23, 2003, the share prices and trading volumes of Sanofi-Synthélabo shares and Aventis shares were again very significantly affected by rumors and press articles citing a possible business combination of the two companies, reported variously as a negotiated merger or as an unsolicited transaction.

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The trading days that followed Wednesday, January 21 2004, were affected by market rumors and abnormal movements in a repeated and continuing fashion. For these reasons, Sanofi-Synthélabo decided to take the average closing prices over the month preceding January 21, 2004 as the reference period for determining the terms of the Offer.

Characteristics of Sanofi-Synthélabo shares given in exchange

The Sanofi-Synthélabo shares to be issued in exchange for Aventis shares tendered into the Offers will have the same rights and privileges as existing Sanofi-Synthélabo shares and shall be entitled to any dividend that will distributed in respect of Sanofi-Synthélabo’s 2003 results.

Sanofi-Synthélabo will apply to Euronext Paris S.A. for a listing on the “Premier Marché” of Euronext Paris S.A.of the Sanofi-Synthélabo shares to be issued in the transaction, subject to the sole condition that the Offer is successful, and Sanofi-Synthélabo wishes that this admission takes place on the settlement date (réglement-livraison) of the Offer. The Sanofi-Synthélabo shares to be issued shall also be subject to a listing application on the New York Stock Exchange in the form of American depositary shares (ADSs).

See section VIII, “the Adjustment”, “the reduction mechanism” and “the treatment of fractional shares”.

The U.S. Offer and the German Offer

In parallel with the Offer, separate offers, on substantially similar terms to those of the Offer, will be made in the United States of America (the “U.S. Offer”) and in Germany (the “German Offer”) (the Offer, the American Offer and the German Offer are referred to collectively as the “Offers”). The U.S. Offer is open to all holders of Aventis ordinary shares who are located in the United States and to all holders of Aventis ADSs, wherever located. The German Offer is open to all holders of Aventis ordinary shares who are located in Germany. These offers will be filed respectively with the Bundesanstalt für Finanzdienstleistungaufsicht (BAFin) and with the Securities and Exchange Commission (SEC) during the days following the filing of the Offer in France.

Shares targeted by the Offer

The Offer is made for any and all Aventis shares, that is:

•	all the Aventis shares outstanding as of January 26, 2004, that is 801,960,287[13], 21,949,100[14] of which, to the knowledge of Sanofi-Synthélabo, are held as treasury shares (directly or indirectly),

•	all shares that could be issued pursuant to the exercise of Aventis subscription stock options outstanding as of January 26, 2004, and tendered into the Offer on or before its closing, that is a maximum of 56,017,776[15] shares,

[13]	Source: Avis Euronext Paris (No. 2004-0052) dated January 7, 2004.

[14]	Source: Communication of the results as of September 30, 2003 and Informations and Décisions CMF n° 203C1850 dated November 10, 2003.

[15]	Source: Aventis Annual Report 2002 and Avis n°2003-40 of Euronext dated January 7, 2003 and 2004-0052 dated January 7, 2004 and Form S-8 filed with the SEC on January 21, 2004..

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•	all shares that could be issued pursuant to the exercise of Aventis equity warrants (Bons de souscription d’actions, or BSAs) outstanding as of January 26, 2004, and tendered into the Offer on or before its closing.[16]

The BSAs, which were issued by Aventis in 2002 and 2003, of which Sanofi-Synthélabo was not in a position to know the number or the conditions of exercise, and which are not listed, could not be made subject to the Offer due to difficulties related to their valuation. However, the Offer is made for the Aventis shares that could be issued pursuant to the exercise of these BSAs.

Sanofi-Synthélabo shares are listed on “Premier Marché” of Euronext Paris S.A. and on the New York Stock Exchange under the symbols “FR0000120572” and “SNY”. Sanofi-Synthélabo will request the listing of the Sanofi-Synthélabo shares to be issued in the Offer on “Premier Marché” of Euronext Paris S.A. and on the New York Stock Exchange (in the form of ADSs).

As of the date of this Information Notice, Sanofi-Synthélabo does not hold directly or indirectly, any equity security of, or any security giving any rights to receive any equity security of, Aventis.

Conditions of the Offer

•	Minimum tender condition for the Offer

Sanofi-Synthélabo will not be obligated to purchase any tendered Aventis shares pursuant to the Offer, unless Aventis shares representing at least 50% of the total share capital and voting rights of Aventis, calculated on a fully diluted basis, plus one Aventis share are tendered (“Minimum tender condition").

For purposes of determining whether the Minimum tender condition has been satisfied:

a)	the numerator will include all Aventis shares, (including all Aventis ordinary shares represented by ADS), validly tendered and not withdrawn, into the Offer, the U.S. Offer and the German Offer, at the closing of such offers, and

b)	the denominator will include (i) all Aventis shares outstanding at the time of the closing, (including all Aventis shares represented by ADS and all Aventis shares held as treasury stock by Aventis) and (ii) all Aventis shares that may be issued pursuant to the exercise of any outstanding Aventis subscription stock options or any outstanding BSA (whether or not exercisable before the closing of the Offer).

•	Obtaining the authorization of the U.S. Federal Trade Commission (“FTC”) which will be evidenced by the expiration of the initial waiting period.

In accordance with Article 5-1-3-3 of the Règlement Général of Conseil des Marchés Financiers, the Offer is conditioned on the obtaining of the authorization of the FTC. In the event that the FTC issues a second request for additional information before the expiration of the initial waiting period, the Offer will lapse.

[16]	Source: Annual report of Aventis filed with the Commission des opérations de bourse on March 7, 2003 and prospectuses (Notes d’opérations) Aventis having received the visas 03-704 dated July 24, 2003 and 02-686 dated June 6, 2002.

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•	Extraordinary general meeting of the Sanofi-Synthélabo shareholders.

The meeting of the Board of directors of Sanofi-Synthélabo held on January 25, 2004, decided to call an extraordinary general meeting of the Sanofi-Synthélabo shareholders and to propose the necessary resolutions to be adopted in order to issue the additional Sanofi-Synthélabo shares to be delivered to Aventis shareholders in exchange for their Aventis shares tendered into to the Offers.

The Offer is subject to the approval of these resolutions, by this general meeting, on first or second notice. Otherwise, the Offer shall not proceed.

4	MINORITY BUY OUT (OFFRE PUBLIQUE DE RETRAIT) AND COMPULSORY ACQUISITION (RETRAIT OBLIGATOIRE)

If Sanofi-Synthélabo acquires directly or indirectly at least 95% of the total voting rights of Aventis, Sanofi-Synthélabo reserves its right to launch a minority buy-out offer (offre publique de retrait) for, followed in the event that it were to acquire at least 95% of the share capital and total voting rights of Aventis, by a compulsory acquisition (retrait obligatoire) of, the remaining Aventis shares not held by Sanofi-Synthélabo. In the event of a minority buy-out offer (offre publique de retrait), followed by a compulsory acquisition (retrait obligatoire), the decision of the AMF approving the compulsory acquisition (retrait obligatoire) will automatically entail the delisting of Aventis shares from “Premier Marché” of Euronext Paris S.A..

Sanofi-Synthélabo also reserves its right to petition Euronext Paris S.A. to delist the Aventis shares from the “Premier Marché”, if a delisting is duly authorized and if the delisting has not been obtained automatically through a minority buy-out offer (offre publique de retrait), followed by a compulsory acquisition (retrait obligatoire). Euronext Paris S.A. will be able to grant this demand only if the liquidity of the security is greatly diminished such that the delisting would be in the best interests of the market and subject to the AMF’s right to oppose the delisting.

5	FINANCING OF THE OFFER

Assuming all of outstanding Aventis shares (other than shares held directly or indirectly by Aventis) on a diluted basis taking into account all in the money options that are exercisable at the expected closing date, are tendered into the Offers, Sanofi-Synthélabo would be obligated to pay an aggregate amount (not taking into account any fees or commissions) of approximately €9,168 million in cash to the holders of those Aventis shares. This amount may vary if less than 100% of the then-outstanding Aventis shares are tendered into the Offers and as a result of the number of Aventis shares then-outstanding at the time of the closing of the Offers.

In addition, in connection with this transaction, Sanofi-Synthélabo has entered into a credit facility agreement dated January 25, 2004 pursuant to which Sanofi-Synthélabo may borrow up to € 12,000 million, which will be used mainly to finance the cash component of the Offer consideration and to refinance certain debt of Aventis and its subsidiaries. The syndication of this credit facility is entirely guaranteed, subject to certain conditions, by BNP Paribas and an affiliated entity of the Merrill Lynch group.

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6	AGREEMENTS THAT MAY IMPACT THE OFFER

Sanofi-Synthélabo does not have any knowledge of, nor is a party to, any agreement likely to have a significant influence upon the assessment of the Offer or its outcome.

7	FINANCIAL ANALYSIS OF THE OFFER

The price and the exchange ratio offered under the Principal Offer, the Cash Offer and the Exchange Offer are to be analyzed under a multi-criteria approach based on customary valuation methodologies.

The multi-criteria analysis of the financial terms of the offer was based on financial methods commonly used in the pharmaceutical sector: stock market price, market multiples of selected comparable companies, premiums paid in selected precedent transactions in the pharmaceutical industry, net earnings per share and dividends per share.

The financial data used to analyze the financial terms of the Offer are derived from the consolidated financial statements of Sanofi-Synthélabo and Aventis for the financial years ended December 31, 2000, 2001 and 2002.

Financial Analyses of the Standard Entitlement

For every 6 Aventis shares tendered, 5 Sanofi-Synthélabo shares and a sum of 69.00 euros in cash will be remitted (or 0.8333 of a Sanofi-Synthélabo ordinary share and a sum of 11.50 euros in cash for each Aventis share).

Based on the average daily closing price, weighted by volume, for Sanofi-Synthélabo shares on the “Premier Marché” of Euronext Paris during the calendar month ended on January 21, 2004 (the last trading day before the rumors), which is equal to €58.72:

•	the implied value per Aventis share resulting from the Principal Offer represents €60.43 euros ((5 x 58.72 euros + 69.00 euros)/ 6) and is therefore consistent with the price under the Cash Offer, which is 60.43 euros per Aventis share; and

•	the implied exchange ratio under the Principal Offer represents 1.0292 ((5 x 58.72 euros + 69.00 euros)/ (6 x 58.72)) euros and is therefore in line with the exchange ratio under the Exchange Offer of 35 Sanofi-Synthélabo shares for 34 Aventis shares (or 1.0294 Sanofi-Synthélabo shares for each Aventis share).

The terms of the Principal Offer were therefore analyzed on the basis of the financial analyses of the Cash Offer and the Exchange Offer presented below and based on the published data of the relevant companies.

In addition, the implied values of the Principal Offer and the implied premiums derived by reference to historical stock market prices of Sanofi-Synthélabo and Aventis shares were calculated for selected periods as follows:

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	Sanofi-
	Synthélabo	Aventis
	stock price (€)	stock price (€)	Implied value (€)	Premium

As of January 21, 2004	60.00	53.80	61.50	14.3%
1-month average(1)	58.72	52.46	60.43	15.2%
2-month average(1)	57.59	50.90	59.49	16.9%
3-month average(1)	56.46	49.44	58.55	18.4%
6-month average(1)	53.99	47.72	56.49	18.4%
9-month average(1)	53.70	47.41	56.25	18.6%
12-month average(1)	52.16	46.08	54.97	19.3%
12-month high(1)	60.40	54.75	61.83	12.9%
12-month low(1)	41.75	38.06	46.29	21.6%

(1)	Through January 21, 2004, the last trading day before the rumors. Averages are weighted by daily volumes and calculated based on closing prices. (Source: Datastream).

Summary of the valuation analysis for the All-cash election and the All-stock election

The following table summarizes the results calculated using a multi-criteria valuation analysis for the Cash Offer of 60.43 euros per Aventis share and for the Exchange Offer, which is 35 Sanofi-Synthélabo shares for 34 Aventis ordinary shares.

	Premium

	Cash	Exchange
	Offer	Offer

Market Price
As of January 21, 2004	12.3%	14.8%
1-month average(1)	15.2%	15.2%
2-month average(1)	18.7%	16.5%
3-month average(1)	22.2%	17.6%
6-month average(1)	26.6%	16.5%
9-month average(1)	27.5%	16.6%
12-month average(1)	31.1%	16.5%
12-month high(1)	10.4%	13.6%
12-month low(1)	58.8%	12.9%
Selected Companies
Average price-to-earnings multiple(2)	(4.5)%	n/a
Median price-to-earnings multiple(2)	(10.0)%	n/a
Selected Transactions(3)
Premium of Offer minus Premium of Selected Precedent Transactions
Day before announcement – mean	(2.5)%	(0.1)%

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	Premium

	Cash	Exchange
	Offer	Offer

Day before announcement – median	6.6%	9.1%
1-month mean	(0.4)%	(0.4)%
1-month median	2.3%	2.3%
3-month mean	7.0%	2.3%
3-month median	10.8%	6.1%
12-month mean	14.1%	(0.5)%
12-month median	24.3%	9.7%
Net income before amortization of good will and exceptional items per share(4)
2000	n/a	(17.7)%
2001	n/a	(31.9)%
2002	n/a	(17.5)%
Dividends per share
2000	n/a	(9.4)%
2001	n/a	17.1%
2002	n/a	23.5%

(1)	Through January 21, 2004, the last trading day before the rumors.

(2)	Before amortization of goodwill and exceptional items. Exceptional items include capital gains/losses on disposals of assets, provisions for restructuring as well as other non-operating expenses / revenues.

(3)	Calculated as the excess of (i) the implied premium of the Offer price per Aventis share relative to the historical market price over (ii) the average or median premium, as applicable, offered in selected precedent transactions relative to the target company’s historical market prices for the same trading periods.

(4)	On a non-diluted basis

8	OTHER SIGNIFICANT ELEMENTS

Adjustment of the terms of the Offer in case Aventis pays a dividend before the settlement-delivery of Sanofi-Synthélabo’s Offer.

Since the offer is made for Aventis shares with dividend rights attached, if Aventis decides to pay any dividend or interim dividend, in any form, whether in cash or in shares, and this dividend is paid to the Aventis shareholders before the settlement (règlement-livraison) of the Offer, the terms of the Offer shall be adjusted as follows (the “Adjustment”) :

•	Principal Offer: the amount in cash that is equal to €11.50 per share, for the Principal Offer, shall be reduced by the amount in euros equal to the net dividend paid per Aventis share, it being understood that the net amount of the dividend per share shall not include any avoir fiscal or reimbursement of the précompte and before any tax withheld at source;

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•	Exchange Offer: for each Aventis ordinary share tendered into the Exchange Offer, a number of Sanofi-Synthélabo shares equal to the ratio between (i) €60.45[17] less an the amount in euros equal to the net dividend per share paid by Aventis and (ii) the average daily closing price, weighted by volume, for Sanofi-Synthélabo shares on the “Premier Marché” of Euronext Paris during the calendar month ended on January 21, 2004, equal to €58.72;

•	Cash Offer: the offer price of € 60.43 for the Cash Offer shall be reduced by the amount in euros of the net dividend paid per share by Aventis.

Should Aventis allow its shareholders an option for the payment of the dividend in shares, the adjustment to the terms of the Offer described above will be effected using the amount of the net dividend per share paid in cash as a reference.

The ratio between the portion of the Offer consideration paid in Sanofi-Synthélabo shares (initially 81%) and the portion paid in cash (initially 19%) will be adjusted as a result. The new ratio shall be equal to the ratio between (i) the implied value of that part of the Principal Offer paid in Sanofi-Synthélabo shares, based on average daily closing price, weighted by volume, for Sanofi-Synthélabo shares on the “Premier Marché” of Euronext Paris during the calendar month ended on January 21, 2004 (i.e., €58.72), and (ii) the part of the Principal Offer paid in cash less an amount equal to the net amount of the dividend or interim dividend paid. The reduction mechanism for the Subsidiary Offers described below shall be effectuated according to the ratio as adjusted above.

Proration and allocation procedure

If the total number of Aventis shares tendered to the All-stock election is not equal to 4.255 (being approximately equivalent to 81% divided by 19%, the “Ratio”) (subject to the Adjustment that may lead to a modification to the ratio, as explained above) times the number of Aventis shares tendered into the Cash Offer, then the following proration and allocation adjustments will be applied.

•	If, with respect to the Subsidiary Offers, the ratio between the number of Aventis shares tendered into the Cash Offer and the number of Aventis shares tendered into the Cash Offer exceeds the Ratio, then Aventis shares tendered into the Cash Offer will be taken up in their entirety and the shares tendered into the Exchange Offer will be reduced in such a way that the Ratio is maintained. The reduction will be done in proportion to the number of Aventis shares tendered into the Exchange Offer by each shareholder. For purposes of the above, the number of shares tendered into the Exchange Offer will be rounded down to the nearest whole number, if need be. The shares that are not tendered into the Exchange Offer, as a result of such proportional adjustment, will be deemed to have been tendered into the Principal Offer.

•	If, with respect to the Subsidiary Offers, the ratio between the number of Aventis shares tendered into the Exchange Offer and the number of Aventis shares tendered into the Cash Offer is less than the Ratio, then Aventis shares tendered into the Exchange Offer will be taken up in their entirety and the shares tendered into the Cash Offer will be reduced in such a way that the Ratio is maintained.

[17]	The implied value of the Exchange Offer based on the average daily closing price, weighted by volume, for Sanofi-Synthélabo shares on the “Premier Marché” of Euronext Paris during the calendar month ended on January 21, 2004 (the last trading day before the rumors)

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The reduction will be done in proportion to the number of Aventis shares tendered into the Cash Offer by each shareholder. For purposes of the above, the number of shares tendered into the Cash Offer will be rounded down to the nearest whole number, if need be. The shares that are not tendered into the Cash Offer, as a result of such proportional adjustment, will be deemed to have been tendered into the Principal Offer.

No Fractional Shares

No fractional shares will be issued by Sanofi-Synthélabo. In lieu of any fraction of a Sanofi-Synthélabo share that the Aventis shareholder would otherwise have been entitled to receive, the Aventis shareholder will receive an amount in cash equal to the product of that fraction multiplied by the average sale price per Sanofi-Synthélabo share, net of expenses, realized on the “Premier Marché” of Euronext Paris in the sale of all such aggregated fractional Sanofi-Synthélabo shares.

9	PERSONS IN CHARGE OF INVESTORS’ RELATIONS

Investor Relations

Philippe Goupit	Director of Investor Relations

Arnaud Delépine	Investor Relations Europe

Sanjay Gupta	Investor Relations US

Contacts:

E-mail: investor-relations@sanofi-synthelabo.com

Europe	United States

Tél.: 01 53 77 45 45	Tél.: 00 1 212 551 4293

Fax: 01 53 77 42 96	Fax: 00 1 212 551 4992

10	INFORMATION MEETING

An information meeting was held on January 26, 2004 at 10.00 a.m. in Paris, at Pavillon Ledoyen, 1, avenue Dutuit, 75008 Paris.

You may obtain copies of the documents distributed at this meeting at: www.sanofi-synthelabo.com.

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THE DISTRIBUTION OF THIS INFORMATION NOTICE IS FORBIDDEN IN THE UNITED STATES OF AMERICA AND IN GERMANY

Further Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo will file with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

At the appropriate time, Sanofi-Synthélabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the “German Offer”). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections

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and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthélabo and Aventis, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Sanofi-Synthélabo will file with the SEC. Sanofi-Synthélabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 26, 2004	SANOFI-SYNTHÉLABO

	By:	/s/ Marie-Hélène Laimay

Name: Marie-Hélène Laimay
Title: Senior Vice President and Chief Financial Officer